February 17, 2010

Mr. Patrick Gilmore
Accounting Branch Chief
Division of Corporation Finance
Mail Stop 4561
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Bridgeline Software, Inc. Form 10-K for the Fiscal Year Ended September 30, 2009 Filed December 29, 2009 Commission File No. 001-33567

Dear Mr. Gilmore:

We have received your comment letter dated February 2, 2010 regarding the Company’s Form 10-K for the Fiscal Year Ended September 30, 2009 filed on December 29, 2009.  Set forth below are the Company’s responses which are keyed to the headings and sequential numbering of the comments in the letter.  Our responses contained in this letter are filed via EDGAR under the form type label CORRESP.

Form 10-K for the Fiscal Year Ended September 30, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

EBIDTA page 17

1.           We refer to your disclosure of a non-GAAP measure, EBITDA.  Please tell us how your disclosure complies with Item 10(e) of Regulation S-K.  In this regard, we note that your presentation of EBITDA reflects earnings before interest, taxes, depreciation, and amortization and before stock compensation expense and impairment of goodwill and intangible assets. To the extent that your calculation of EBITDA differs from the definition included in Exchange Act Release No. 47726, Conditions for Use of Non-GAAP Financial

Measures, please tell us how you considered Question 103.01 of our Compliance and Disclosure Interpretations available at http://sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Response

Exchange Act Release No. 47226, Conditions for Use Of Non-GAAP Financial Measures, defines EBITDA as “Earnings before interest, taxes, depreciation and amortization. “  Question 103.01 of the SEC’s Compliance and Disclosure Interpretations states that measures that are calculated differently should not be characterized as EBITDA and their titles should be distinguished from EBITDA by the use of titles such as “Adjusted EBITDA.”

The calculation of EBITDA included in our Form 10-K included amounts added back for stock compensation, other amortization and impairment charges for goodwill and intangible assets, all of which are non-cash charges. Future filings will be modified to use the title “Adjusted EBITDA” instead of EBITDA so that it is clear we are using a different definition from that in Exchange Act Release No. 47226.  Future filings will also be modified to show a reconciliation to EBITDA (as defined by the SEC) and a further reconciliation to “Adjusted EBITDA.”  Finally, future filings will make it clear that our definition of Adjusted EBITDA may differ from and therefore may not be comparable with similarly titled measures used by other companies, thereby limiting its usefulness.

2.     We further note that you reconcile your presentation of EBITDA to net income. Given your statement that you believe EBITDA is an indicator of cash flow generated from operations, please tell us how you determined net income to be the most directly comparable financial measure prepared in accordance with GAAP. Refer to footnote 26 in Exchange Act Release No. 47226.

Response

We believe that net income is the most directly comparable financial measure because Adjusted EBITDA is a non-GAAP financial measure that depicts performance (as opposed to cash generated from operations).  As such Adjusted EBITDA should be balanced with GAAP financial measures taken from the statement of operations, as discussed in footnote 26 to Exchange Act Release No. 47226.   Future filings will not refer to EBITDA as an indicator of cash flow from operations.

Critical Accounting Policies

Accounting for Goodwill and Other Intangible Assets, page 28

3.     We note that you did not record any goodwill impairment for the fiscal year ended September 30, 2009. We further note on page 41 that you consider a variety of methods when evaluating goodwill impairment but that management places significant weight on the fair value derived using the market capitalization value. Please tell us and consider disclosing in future filings:

•	Percentage by which fair value exceeded carrying value as of the date of the most recent test;
•	Description of the key assumptions used and how the key assumptions were determined, particularly when calculating your market capitalization value;
•	Discussion of the degree of uncertainty associated with the key assumptions; and
•	Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Response

The Company’s responses to the above questions are set forth below:
•
At September 30, 2009 (the date of the most recent test), the fair value exceeded the carrying value by 1%.  This margin was based on a weighting applied to four different valuation methods which result in fair values ranging from $18.4 million to $36.5 million before the weightings were applied, as discussed in the next answer.  We did not expect a significant cushion to result from the current year valuation due to the impairment write down taken in the prior fiscal year.  Had the four methodologies been weighted differently, the percentage by which the fair value exceeded the carrying value may have been larger.

•
The Company hired an independent third party valuation firm to assist with its goodwill valuation at September 30, 2009.  The valuation considered the results from four different methodologies and applied a weighting factor to each method as follows: (i) Discounted Cash Flow-Income Approach resulting in a $36.3 million fair value (5% weighting), (ii) Guideline Public Companies Method-Market Approach resulting in a $35.5 million fair value (2.5% weighting), (iii) Direct Market Data Method-Market Approach-Merger and Acquisition Transactions resulting in a $34.8 million fair value (2.5% weighting), and (iv) Direct Market Data Method-Market Approach-Publicly Traded Stocks resulting in a $18.4 fair value (90% weighting).  Consistent with prior years, we used a weighting based on 90% of the Direct Market Data Method-Market Approach-Publicly Traded Stocks.  Management believes this Level 1 input to valuation should be afforded the highest consideration as it is based upon quoted market prices of the Company’s common stock in an active market.  The key assumption included in Direct Data Market Method-Market Approach-Publicly Traded Stocks valuation was a control premium of 36.5%. This control premium was the median premium offered for 294 M&A transactions included in a study of majority ownership premiums for 2008, the most current year reported. The average control premium in this study was 56.5%.

•
While there are inherent limitations in any valuation, we believe that placing a significant weighting of 90% on the Direct Market Data Method-Market Approach-Publicly Traded Stocks reduced the uncertainty associated with other methods, which rely more on assumptions.

•	We believe the most significant change in circumstances that could affect the key assumptions in our valuation is a significant reduction in our market capitalization.

The Company will add additional disclosures included in the response above in the Critical Accounting Policies section of Management’s Discussion and Analysis of Financial Condition and Results of Operations in future filings.

Item 9A (T) Controls and Procedures

Management’s Report on Internal Control Over Financial Reporting page 55

4.            We note your conclusion that internal control over financial reporting is effective as of September 30, 2009. We further note that you expect to incur additional costs in the future as you bring your internal control documentation into compliance with Sarbanes-Oxley Section 404. Please tell us how you determined that internal control over financial reporting was effective if your documentation was not in compliance with Sarbanes-Oxley Section 404.

Response

As a relatively small company, our need for internal control documentation and the nature of that documentation are different from that of a larger or more complex organization.  Documentation of our processes and controls is currently in less formal forms such as memoranda and job descriptions, rather than formal policies, procedures, and process flowcharts that might exist at larger, more complex companies.  This less formal documentation environment is also a result of our centralized accounting function and direct involvement by senior management in the day-to-day control activities. For example, there are only a few people in the Company who can approve significant expenditures and only three members of senior management have check signing authority. Senior management’s level of involvement and familiarity with internal controls provides management with the information necessary to assess the effectiveness of internal controls with less formal documentation than might be required for a third party assessment of the effectiveness of our internal controls.

We determined that our internal controls over financial reporting were effective by assessing the risks inherent in our business that could affect financial reporting, determining which accounts or disclosures would be affected by those risks, and determining if effective controls were in place to address such risks.

While management determined that at September 30, 2009, the level of documentation was sufficient to conclude that our internal control over financial reporting was effective, we believe that our documentation will need improvement so that our independent auditors can effectively evaluate and test those controls in future reporting periods.  Accordingly, we believe that we will incur additional costs to improve this documentation.

* * * * * * *

The Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information regarding our responses or our Form 10-K for the fiscal year ended September 30, 2009 please do not hesitate to contact either myself or Thomas Massie, Chief Executive Officer.

Very truly yours,

Ronald M. Levenson
Executive Vice President and Chief Financial Officer

cc:	Thomas Massie President and Chief Executive Officer